[redacted]

SECUI 11017226 ;SION

RECEIVED
FEB 2 5 2011
SEC MAIL PROCESSING SECTION
WASH. D.C.
196

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB&T Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren L. Earnhardt 704.954.1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP.
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street, Suite 3600, Charlotte NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, Darren L. Earnhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOROTHY M. MITCHELL NOTARY PUBLIC GASTON COUNTY, NC

D Earnhardt
Signature

Chief Financial Officer
Title

Dorothy M. Mitchell
Notary Public
My commission expires: 8/15/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Investment Services, Inc.

(A wholly owned subsidiary of Branch Banking & Trust Company)

Statement of Financial Condition

December 31, 2010

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking & Trust Company)
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
BB&T Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BB&T Investment Services, Inc.(the "Company"), a wholly owned subsidiary of Branch Banking & Trust Company, at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2011

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 3600, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking & Trust Company)
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 32,473,248
Cash segregated under regulation	50,000
Securities owned, at fair value	16,169,434
Commissions and fee receivable	2,923,212
Receivable from clearing broker	1,287,791
Income tax receivable from Parent	898,216
Furniture, equipment, software and leasehold improvements (less accumulated depreciation of $2,566,343)	843,151
Deferred income tax asset	812,810
Prepaid assets	683,531
Other assets	150,045
Total assets	$ 56,291,438
Liabilities and Shareholder's Equity	
Accounts payable and other accrued liabilities	$ 1,371,602
Compensation payable	1,779,097
Deferred revenue	239,323
Total liabilities	3,390,022
Commitments and contingencies (Note 10)	
Shareholder's equity	
Common stock and additional paid in capital:no par;10,000 shares authorized, issued, and outstanding	5,119,368
Retained earnings	47,782,048
Total shareholder's equity	52,901,416
Total liabilities and shareholder's equity	$ 56,291,438

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

BB&T Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Branch Banking & Trust Company (the "Parent"), which is a wholly-owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of North Carolina and is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company clears client transactions with a clearing broker on a fully disclosed basis. The Company provides discount brokerage services, mutual funds, government and municipal bonds and fixed and variable rate insurance annuity products to clients located primarily in the Southeast region of the United States of America. The Company is also registered as an investment adviser with the State of North Carolina.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Clients' securities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Fair Value Measurements

Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures* ("Topic 820") provides a framework for measuring fair value which requires that an entity determine fair value based on the exit price from the principal market for the asset or liability being measured. Refer to Note 10 for additional information.

Deferred Revenue

Under the terms of an agreement with an affiliated entity, the Company earns income related to the sale of the affiliated entity's Elite MSP product. The agreement with the affiliated entity was revised in December 1, 2008. Prior to December 1, 2008, the terms of sale provided for a redemption provision exercisable by the client over a period of up to three years from the date of sale. Upon the receipt of commissions related to these sales, deferred revenue was recorded and subsequently recognized into income over the redemption period on a straight-line basis. If the redemption provision was exercised by the client prior to expiration, an amount equal to the unearned revenue was refunded by the Company to the affiliated entity. Deferred revenue related to sales of the Elite MSP product prior to December 1, 2008 was $239,323 at December 31, 2010. Refer to Note 7 for additional information.

Commissions are paid to the Company's sales agents at the inception of the contract. For sales prior to December 1, 2008, a prepaid asset was recorded and subsequently recognized as commission expense over the period from the date of sale through the expiration of the redemption option. If the redemption provision was exercised by the client prior to expiration, any unearned commission compensation on the part of the sales agents was deducted from future compensation of such sales agents. The prepaid asset associated with these commissions at December 31, 2010 was $78,875 and is reflected in other assets on the statement of financial condition.

On December 1, 2008, the terms of the agreement between the Company and the affiliated entity were modified for all sales subsequent to the effective date of the amendment. Based on the terms of the amended agreement, the Company has no obligation to refund unearned commissions to the affiliated entity related to sales of the Elite MSP product upon exercise of the redemption provision. As a result, commission revenue and expense are recognized in full at the time of sale.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Cash Segregated under Regulation
Cash segregated under regulation is a special account for the exclusive benefit of customers. Refer to Note 7 for additional information.

Securities Owned
Securities owned represent U.S. Treasury obligations held by the Company with its clearing broker and investments in certain money market mutual funds. These securities are reported at fair value determined based on quoted market prices. All purchases and sales are recorded on a trade date basis.

Furniture, Equipment, Software and Leasehold Improvements
Furniture, equipment, software and leasehold improvements are stated at cost less accumulated depreciation and amortization. Software is for internal use only. Furniture, equipment and software is depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

Income Taxes
Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

3. Securities Owned

The Company invests a portion of its excess cash in U.S. Treasury bills with average maturities of 6 months or less. At December 31, 2010, the Company held US Treasury bills with a fair value of $4,998,585. The Company also held $11,170,849 in a money market mutual fund at the firm's clearing broker at December 31, 2010.

4. Commissions and Fee Receivable

The Company executes a substantial amount of its client transactions directly with various mutual fund and annuity companies. As agent, and pursuant to selling and distribution arrangements, the Company receives commission and fee income directly from the respective mutual fund or annuity companies, including affiliated entities.

5. Receivable from Clearing Broker

The Company has entered into an agreement with a broker-dealer whereby the broker acts as the Company's clearing broker. The clearing broker executes the Company's client transactions, extends margin credit to the Company's clients secured by the clients' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for client transactions. The clearing broker pays the Company a fee earned on client margin balances, which is included in other income in the statement of operations. The clearing broker charges the Company for brokerage, clearance, exchange fees and other service contract costs, which is included in clearance and service contract costs in the statement of operations. The Company uses the clearing broker's systems to support daily operations.

Amounts receivable from the clearing broker of $1,287,791 primarily represent amounts due for commissions earned on client transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines. Outstanding margin balances held by the clearing broker related to the Company's clients totaled $6,916,950 at December 31, 2010.

6. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements consist of the following at December 31, 2010:

	Estimated Useful Life	
Furniture	10 Years	$ 432,529
Equipment	2–5 years	2,588,932
Leasehold improvements	2–5 years	6,790
Software	2–5 years	381,243
		3,409,494
Less: Accumulated depreciation and amortization		(2,566,343)
		$ 843,151

7. Related Party Transactions

From time to time, the Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business.

Cash and Cash Equivalents
The Company had $2,473,248 of cash on deposit with the Parent at December 31, 2010 that is non-interest bearing. In addition, cash and cash equivalents includes a $30,000,000 certificate of deposit ("CD") with the Parent at December 31, 2010 that bears interest at 0.35%. This CD matured on January 21, 2011.

Cash Segregated Under Regulation
The Company had $50,000 of cash on deposit with the Parent at December 31, 2010 in a restricted cash account for the exclusive benefit of customers. Refer to Note 2 for additional information.

Receivable from Parent
The Company had $18,262 of intercompany receivables from the Parent at December 31, 2010, which is presented in other assets in the statement of financial condition. The Company also had $898,216 in income tax receivable from the Parent at December 31, 2010, presented in the statement of financial condition.

Parent Services
The Parent provided certain management, operational, finance, information technology and other support services to the Company. The Company had $727,423 of intercompany payables to the Parent related to these support services at December 31, 2010, which is presented in accounts payable and other accrued liabilities in the statement of financial condition.

The Parent allocates certain costs to the Company for rent and communication costs based on usage. The Parent also allocates costs to the Company for certain qualified retirement and defined contribution plans, as well as providing health care and life insurance benefits.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

8. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included in the statement of financial condition, and deferred tax liabilities at December 31, 2010, are presented below:

Deferred tax assets	
Deferred Compensation	779,520
Unearned Income	134,284
Total deferred tax assets	913,804
Deferred tax liabilities	
Depreciation	(71,444)
Prepaid Expense	(29,550)
Total deferred tax liabilities	(100,994)
Net deferred tax asset	812,810

The Company has no valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company has evaluated the requirements of ASC 740 and recognized no adjustments in the liability for unrecognized income tax benefits as of December 31, 2010. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2010. The Company is subject to U.S. income taxes as well as various state and local jurisdictions.

9. Fair Value of Financial Instruments

Topic 820 established a framework for measuring fair value and defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also established a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Company holds a money market mutual fund with a fair value of $11,170,849 at December 31, 2010 that is measured as a Level 1 asset.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company holds a US Treasury bill with a fair value of $4,998,585 at December 31, 2010 that is measured as a Level 2 asset.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Company held no Level 3 assets during 2010.

10. Commitments and Contingencies

In the normal course of business, securities transactions of brokerage clients of the Company are introduced and cleared through a clearing broker on a fully disclosed basis. The clearing broker may re-hypothecate certain securities held on behalf of the company. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. The Company has the right to pursue collection or performance from clients who do not perform under their contractual obligation. For the year ended December 31, 2010, there have been no such unsecured losses recognized by the Company. The Company is unable to reasonably forecast future losses that could occur as a result of a client's failure to complete a transaction.

Additionally, clients may carry margin balances with the clearing broker. Based on the terms of the indemnity agreement between the clearing broker and the Company, the Company would be held liable in the event of client default in this extension of credit. Margin balances are secured by securities in the client account and are maintained within maintenance requirements established by the clearing broker. To date, there have been no losses associated with this activity.

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. Management believes that there are no losses or expenses relating to regulatory matters that require accrual.

The nature of the Company's business results in a certain amount of litigation. The Company is involved in various legal proceedings, all of which are considered incidental to the normal conduct of business. Based on the information currently available, advice of counsel, available insurance coverage and established reserves, the Company's management believes that liabilities, if any, arising from these proceedings will not have a materially adverse effect on the financial condition, results of operations, or cash flows of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial condition, results of operations or cash flows.

The Company's activities may expose them to off-balance sheet credit and market risk in the event the client or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit quality of the client or issuer of the instrument held as collateral.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2010, the Company's net capital under the rule was $16,522,105 which was $16,272,105 in excess of the minimum required net capital of $250,000.

12. Subsequent Events

The Company declared a $30,000,000 dividend to Parent on January 20, 2011, paid to Parent on January 28, 2011.

pwc

Report on Agreed Upon Procedures - SEC Rule 17a-5(e)(4)

To Board of Directors and Shareholder of
BB&T Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of BB&T Investment Services, Inc. (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 9, 2010 in the amount of $14,291 compared to operating bank account check number 6204 which cleared through the operating bank statement on July 26, 2010 and payment dated January 12, 2011 in the amount of $20,714 compared to operating bank account check number 6272 which cleared through the operating bank statement on January 20, 2010, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2010, with the Total revenue amount of $80,313,320 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting no material differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deduction on line 1, revenues, of $66,311,450 to the Company's trial balance for the year ended December 31, 2010 provided by Dodie Mitchell, BB&T Investment Services Financial Operations Specialist, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $14,001,870 and $35,005, respectively of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 3600, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

b. Recalculated the mathematical accuracy of the deduction on line 1, revenues, of $66,311,450 of the Form SIPC-7 per the Company's trial balance for the year ended December 31, 2010, provided by Dodie Mitchell, BB&T Investment Services Financial Operations Specialist, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors and shareholders of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2011